Exhibit 3.2

Form of Amended Section 16 of

Amgen Inc.’s Amended and Restated Bylaws

Effective as of May 11, 2005

Section 16. Number. The authorized number of directors of the corporation shall be fixed from time to time by the Board of Directors. The number of directors currently authorized is twelve. Directors need not be stockholders unless so required by the Certificate of Incorporation. If for any cause the directors shall not have been elected at any annual meeting, they may be elected as soon thereafter as convenient at a special meeting of the stockholders called for that purpose in the manner provided in these Bylaws.